

ARTICLES OF INCORPORATION

OF

PHOENIX PHARMA LABS, INC.

RECEIVED
JAN 23 2002
Utah Div. Of Corp. & Comm. Code

The undersigned person of the age of eighteen (18) years or more, having this day voluntarily acted as incorporator for the purpose of forming a corporation under the Utah Revised Business Corporation Act, hereby adopts the following Articles of Incorporation for such corporation.

ARTICLE I

NAME AND DURATION

The name of the corporation shall be PHOENIX PHARMA LABS, INC., and its duration shall be perpetual.

ARTICLE II

PURPOSE

The principal purpose for which the corporation is organized is to engage in the business of drug research and drug development consultation. The corporation shall further be authorized to acquire, manage, mortgage, pledge or otherwise deal in real or personal property, to participate in general or limited partnerships, or limited liability companies, to establish and franchise other similar businesses, and to carry on such other business as may be necessary, convenient, or desirable and to engage in all other activities and businesses not prohibited by law.

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ARTICLE III

CAPITAL STRUCTURE

The aggregate number of shares which the corporation shall have the authority to issue is 50,000

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shares of common stock having a par value of $1.00 each for a total capitalization of $50,000.00. When finally paid, such stock shall be voting, nonassessable and not subject to call.

The corporation shall have the power to adopt by appropriate bylaw a provision or provisions restricting the sale or transfer of shares of stock, provided the same shall be in accordance with applicable law, and this restriction on the right of each stockholder to sell his stock, if any is made, shall be shown on the stock certificate at the time it is issued, or if issued prior thereto, at the time said restriction is adopted.

ARTICLE IV

MANAGEMENT OF CORPORATION

The regulation of the internal affairs and the activities and duties of the officers and directors are set forth in the bylaws. The bylaws may be adopted, amended or repealed by a majority vote of the directors voting at a meeting attended by a majority of the directors or by a majority vote of the shareholders voting at a shareholders' meeting.

ARTICLE V

INITIAL REGISTERED OFFICE AND AGENT

The address of the initial registered office of the corporation is 941 WEST 600 SOUTH #1, LOGAN, UTAH 84321. The name of the initial registered agent is JOHN LAWSON. The signature of this registered agent is set forth on the signature page of these articles of incorporation.

ARTICLE VI

CUMULATIVE VOTING

Every shareholder entitled to vote at the election of directors may accumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the number of his shares or by distributing such votes on the same principle among any number of such candidates.

ARTICLE VII

DIRECTORS

The number of directors constituting the board of directors of the corporation shall vary from three (3) to nine (9) members, as fixed and determined from time to time by the bylaws; provided, however, that so long as the corporation has fewer than three (3) shareholders, it may also have a board of directors made up of fewer than three (3) directors, but not less than the number of shareholders.

ARTICLE VIII

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

To the fullest extent permitted by the Utah Revised Business Corporation Act or any other applicable law as now in effect or as it may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for any action taken or any failure to take any action, as a director. The corporation shall indemnify and pay for or advance expenses incurred by a director who is made a party to a proceeding, within the meaning of such laws, because such person is or was a director of the corporation.

ARTICLE IX

INCORPORATORS

The name and address of each incorporator is:

NAME   **ADDRESS**

JOHN LAWSON   941 WEST 600 SOUTH #1
                                              LOGAN, UTAH 84321

ARTICLE X

FIRST DIRECTORS

The initial Board of Directors shall consist of the following Director, who shall

serve as such until his successors are elected and shall have qualified:

NAME	ADDRESS
JOHN LAWSON	941 WEST 600 SOUTH #1 LOGAN, UTAH 84321

ARTICLE XI

FIRST OFFICERS

The initial executive officers of the corporation shall be as follows:

PRESIDENT:	JOHN LAWSON 941 WEST 600 SOUTH #1 LOGAN, UTAH 84321
VICE PRESIDENT:	N/A
SECRETARY:	JOHN LAWSON 941 WEST 600 SOUTH #1 LOGAN, UTAH 84321
TREASURER:	JOHN LAWSON 941 WEST 600 SOUTH #1 LOGAN, UTAH 84321

DATED this _18_ day of _January_, 2002.



JOHN LAWSON, Incorporator

The undersigned hereby accepts and acknowledges appointment as the initial registered agent of the corporation named above, and confirms that the undersigned meets the requirements of Section 501 of the Utah Revised Business Corporation Act.



JOHN LAWSON, Registered Agent



AMENDMENT

State of Utah
Department of Commerce
Division of Corporations and Commercial Code
I hereby certified that the foregoing has been filed and approved on this 1 day of Mar 20 05
In this office of this division and hereby issue this Certificate of thereof.
Examiner ______ Date 3-2-05
Kathy Berg
Division Director

ARTICLES OF AMENDMENT

FOR

PHOENIX PHARMALABS, INC.

05 MAR -1 AM 9:28

I, John L. Lawson, being the one sole Officer, Director and Shareholder of Phoenix Pharmalabs, Inc., and pursuant to the Utah Revised Business Corporation Act, Utah Code Annotated Section 16-10a-1006, adopt the following Articles of Amendment:

Article I

The corporation's name is Phoenix PharmaLabs, Inc.

Article II

Article III of the Articles of Incorporation of Phoenix PharmaLabs, Inc. filed on January 23, 2002 is amended to read as follows:

The corporation shall have the authority to issue two classes of stock, designated preferred stock and common stock, respectively. The aggregate number of shares of preferred stock shall be FIVE MILLION (5,000,000) shares with a stated par value of $0.0001 per share and the aggregate number of shares of common stock shall be TWENTY FIVE MILLION (25,000,000) shares with a stated par value of $0.0001 per share. All classes of stock shall have unlimited voting rights provided in the Utah Revised Business Corporation Act and any amendments thereto. The shares of stock designated as preferred stock shall have preference over any other class of corporate stock with respect to distributions, including dividends and distributions upon the dissolution of the corporation. No dividend may be paid to shareholders of the class of common stock unless a dividend is first paid to shareholders of the class of preferred stock. In the event of corporate dissolution, no distribution may be made to any shareholders of the class of common stock until the shareholders of the class of preferred stock are first paid in full.

The corporation shall have the power to adopt by appropriate bylaw a provision or provisions restricting the sale or transfer of shares of stock, provided the same shall be in accordance with applicable law, and this restriction on the right of each stockholder to sell his stock, if any is made, shall be shown on the stock certificate at the time it is issued, or if issued prior thereto, at the time said restriction is adopted.

Article III

At the time of the adoption of these Articles of Amendment, there were five hundred (500) outstanding share of common stock, the only class of stock previously issued, which have been returned to the Corporation to be cancelled and to be reissued as 500 shares of the newly-authorized class of common stock.

Article IV

The amendment to the Articles of Incorporation was adopted at both a Special Meeting of the Board of Directors and a Special Meeting of Shareholders. Both meetings were held on February 19, 2005, with John Lawson, the sole officer, director and shareholder voting all 500 of the outstanding shares of common stock in favor of this amendment.

In witness Whereof, I, John Lawson, have executed these Articles of Amendment in duplicate this 21st day of February, 2005, and say:

That I am the sole officer, director and shareholder of Phoenix PharmaLabs, Inc.; that I have read the above and foregoing Articles of Amendment; know the contents thereof and that the same is true to the best of my knowledge and belief, excepting as to matters herein alleged upon information and belief and as to those matters I believe to be true.



John Lawson, President and sole Shareholder
Phoenix PharmaLabs, Inc.